American Commerce Solutions, Inc.

1400 Chamber Drive

Bartow, Florida 33830

January 11, 2010

U.S. Securities and Exchange Commission

Washington D.C. 20549

Division of Corporation Finance

Mail Stop 3030

Att: Brian Cascio

Accounting Branch Chief

RE:	American Commerce Solutions, Inc.

Form 10-K for the Fiscal year ended Feb. 28, 2009 Filed June 15, 2009

Form 10-Q for the quarter ended August 31, 2009

File No. 33- 98682

Dear Mr. Cascio,

Attached you find our responses to your correspondence dated October 27, 2009. I apologize for the delay in responding. I trust that you will find our responses to be adequate explanation to your questions. We have, as requested, restated the question with each answer to accommodate your review.

Form 10-K for the fiscal year ended February 28, 2009

Item 1B Unresolved staff comments, page 7

1. Please tell us why you state that you have no unresolved staff comments when you have not responded to the comment letter dated March 9, 2007 on the form 10-KSB for the fiscal year ended February 28, 2006. Please provide a response to the previously issued comments or tell us why those comments are no longer applicable.

Where applicable and appropriate, all comments and suggestions which will more clearly present or explain the condition of the company to the potential and existing shareholders have been implemented. Any detail of the prior filings for which a 2007 comment letter would have been received, would have been integrated into subsequent filings. Additional research will be required to retrieve archived documents from that period. The company experienced a significant loss of both hard copy and computer data due to extensive water damage to our Bartow, Florida facility. Where back data is available from individual staff participants in the response process, we will attempt to verify implementation. We will note on future filings that comments remain until satisfactory response has been given.

Results of Operations, page 9

Fiscal Year 2009 compared to Fiscal year 2008

2. Please tell us and revise future filings to clarify what you mean when you state that the decrease in gross profit margin was due to an increase in sales in the machining operations, which has a smaller profit margin related to International Machine and Welding, Inc. In this regard, it appears that your machining operations are included in the International Machine and Welding, Inc. segment.

As part of the consolidated revenues, the manufacturing segment is made up of two different divisions, machining operations and parts and service. The contribution to the gross profit margin is higher on sales in the parts and services department versus sales in the machining operations. During fiscal year 2009, there was a change in the mix of sales, with an increase in machining operations and a decrease in sales in the service and parts division over 2008. That change in the mix of the source of revenues, caused the overall gross profit margin to decrease. We will revise future filings to clarify our changes in gross profit.

Liquidity and Capital Resources, page 10

3. We see that you have significant amounts of debt that are “due on demand” and that current debt exceeds $2 million at February 29, 2009. Please tell us and revise future filings to disclose how and when you intend to satisfy past due amounts.

A significant portion of the current debt ‘due on demand’ notes are owed to the officers, directors and affiliates of the Company. In the event that ongoing attempts to raise additional capital (equity) are unsuccessful, we expect to be able to negotiate conversion of a substantial part of these obligations to equity. Additionally, the Company sold its fiberglass manufacturing segment creating a note receivable from which the Company expects to offset a portion of the notes payable during the Company’s second fiscal quarter of the fiscal year beginning March 1, 2010. We will revise future filings to disclose this.

4. Please expand MD&A in future filings to disclose that your auditors have concluded that there is substantial doubt about your ability to continue as a going concern. The disclosure should also fully describe management’s plans to continue the business as a going concern and to fully describe the potential consequences to your business if you are unable to raise required financing. We see that you have $1,046 of cash on hand at February 28, 2009.

As of February 28, 2009, the Company has had significant losses since inception, negative cash flows from operations and current liabilities exceed current assets. In view of these matters, recoverability of recorded asset amounts shown in the accompanying financial statements is dependent upon the Company’s ability to reverse negative operating trends, raise additional capital and obtain financing. There can be no assurance that the Company will be successful at achieving its financing goals at reasonably commercial terms, if at all and therefore, our auditors have concluded that there is substantial doubt about our ability to continue as a going concern.

We will revise future filings to include the above language regarding our ability to continue as a going concern. We will also include management’s plans to continue as a going concern and the potential consequences to the business if we are unsuccessful in raising additional funding or reversing the negative operating trends.

Financial Statements

Consolidated Balance Sheet, page F-2

5. In light of your significant continuing losses, working capital deficit and delinquent liabilities tell us how you have applied the requirements of FASB ASC 360-10-35 in concluding that there is no impairment of property and equipment. Please be detailed and specific in explaining how you applied the literature in reaching your conclusion.

We assess potential impairment of our long-lived assets on an annual basis or more frequently as events or circumstances indicate that an asset may be impaired. Our long-lived assets primarily consist of machinery and equipment, furniture and fixtures and vehicles. We determine such impairment by measuring the fair value of the assets which is based on the estimated undiscounted future cash flow generated by assets and comparing the result to the asset carrying value. If the fair value is less than the carrying value, an impairment loss is recorded. The determination of the asset fair value is subject to significant judgment and therefore the Company also hires an outside consultant to appraise the machinery and equipment to provide independent verification of the fair value. The Company did not determine that there was an impairment loss in fiscal year ended 2009, however, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these respective assets. If these estimates or related assumptions change in the future, the Company may be required to record an impairment charge.

6. We note the disclosure that provisions for discounts and rebates to customers estimated returns, allowances and other adjustments are provided for in the same period the related sales are recorded. Please tell us and disclose in future filings the nature of the incentives offered to your customers and how you estimate and record the incentives in your financial statements at the date of the sale. The amount of the discounts should be disclosed in future filings if material. Refer to FASB ASC 605-50 and SAB 104.

Customers are offered an early pay discount of 1.5% if paid in 10 days of invoice date. All others are net 30 days. International Machine & Welding, Inc. offers customers a warranty on all services provided using the industrial standards. There is also a pre-approved return policy for parts. The total dollar amount of credit memos, related to parts returns, are immaterial and are recorded at the time of the return.

Note 4 – Accounts Receivable, Factored, page F-9

7. Tell us how you applied the requirements of FASB ASC 860 (SFAS 140) in accounting for factored receivables. Explain why transactions should not be presented as borrowings prior to payment by the underlying customer. That is, show us that your accounting is appropriate in GAAP.

The Company follows FASB ASC 860 (SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”) to account for its factoring of accounts receivable by selling and assigning all rights, title, and interest to certain of the Company’s accounts receivable. In exchange, the Company receives a discounted percent of approved accounts receivable.

Under FASB ASC 860, a transfer of financial assets in which the transferor surrenders control over those financial assets, should be treated as a sale to the extent that consideration in the transferred assets is received in exchange. This is based on the analysis that the Company meets all of the following conditions to indicate a surrender of control over the transferred assets:

a. The transferred assets have been isolated from the transferor.

b. Transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

c. The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call .

Upon completion of a transfer of assets the transferor

a. Derecognize all assets sold

b. Recognize all assets obtained in consideration as proceeds of the sale.

c. Recognize in earnings any gain or loss on the sale.

Disclosure of the factoring agreement should consist of the following:

a. For collateral, the Company has pledged its inventory and fixed assets. As both of these items are separately classified on the statement of position, it is not necessary to disclose the carrying amount in the footnotes.

b. The Company has disclosed the accounting policy for recording the monies received and the retained interest in the invoice, as well as the range of additional consideration that could be collected based on the days outstanding.

c. The Company has also disclosed the total amount of receivables factored and total factoring fees paid to date.

Note 9 – Convertible Preferred Stock, page F-11

8. We see that the payments of annual dividends for the company’s outstanding convertible preferred stock have been deferred by the company and that you have preferred dividends in arrears of $118,377 at February 28, 2009. Clarify what you mean that the dividends have been “deferred.” In addition, please tell us how you are accounting for the preferred dividends payable by reference to FASB ASC 505-10 and 260-10-50.

Per the agreement, Series A Preferred shares were paid a dividend at the Company’s option. No dividend has been declared or paid in numerous years.

Note 12 – Related Party Transactions, page F-13

9. We see that you issued common stock to a related party in exchange for guarantees of a note payable. Please tell us and revise future filings to disclose how you valued the shares issued. In addition, disclose how you valued the shares issued. In addition, disclose the nature and term of the guarantee.

The Company valued the shares at the relative fair value on the date of the transaction. The shares were issued in exchange for a related party and related company serving as a guarantor to refinance debt and the value will be amortized over the life of the related debt. We will revise future filings to indicate that these shares were valued at fair value.

Exhibits, page 33

10. We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the proper form. The required certifications must be in the exact form prescribed; and, the wording of the required certifications may not be changed in any respect, except as otherwise indicated in the Commission statements or staff interpretations. Please refer to Section III of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in

Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please amend the Form 10-K and any subsequent filed Forms 10-Q to provide currently dated and signed certifications in the form set forth in Item 601 of Regulation S-K.

We will revise all certifications with the Form 10-K and the May 31 and August 31, 2009 to provide currently dated and signed certifications in the form set forth in Item 601 of Regulation S-K.

Form 10-Q for the fiscal quarter ended August 31, 2009

Note 9, Related Party Transactions, page 10

11. Regarding the guaranty loan fees paid to a related party, please tell us the basis in U.S. GAAP for recording the fees as a component of equity. In addition, tell us and revise to disclose the amortization period for the fees and where the expense is recorded on the statement of operations.

The fees are paid as part of the loan costs, as it is unlikely that the lender would have executed the loan without those guarantees. The guarantee fee is determined and awarded annually, therefore, the fair value of the shares issued for the guarantee are being amortized over the one year period that the guarantee relates to and is recorded as interest expense in the Statement of Operations.

The responses above are a compilation of responses provided by our staff. We trust the answers are adequate to clarify any concerns of the commission.

Sincerely,

/s/ Daniel L. Hefner
Daniel L. Hefner
President